SEWARD & KISSEL LLP
ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421
WWW.SEWKIS.COM

RECEIVED
2007 JUN -8 A 11:44

07024291

5
333
FACSIMILE: (202) 737-5184

PROCESSED
JUN 12 2007
THOMSON
FINANCIAL

SEC FILE NO. 82-35004

June 6, 2007

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

SUPPL

Re: Charlemagne Capital Limited 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended.

Pursuant to the March 21, 2007 SEC Release No. 34-5540, which permits a foreign private issuer to claim the Rule 12g3-2(b) exemption upon the condition that it publish in English its home country materials required by Rule 12g3-2(b) on its Internet website or through an electronic information delivery system that is generally available to the public in its primary trading market, we provide the Company's website information below.

Information made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) can be found by going to **www.charlemagnecapital.com** and clicking on the Investor Relations link.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1339.

Very Truly Yours,

Sandhya Ganapathy

Sandhya Ganapathy

cc: David McMahon
SK 23121 0001 781061

dlw 6/11

END